Exhibit 99.21

ENERGY FUELS INC.

PROXY FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 10, 2012
SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Energy Fuels Inc. (the “Corporation”) hereby appoints Stephen P. Antony, President and Chief Executive Officer, whom failing, Jeffrey L. Vigil, Chief Financial Officer, or instead of either of them,                                                                   , as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on February 10, 2012 (the “Meeting”) and at any adjournments thereof, and, without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicated below:

1.	[ ] VOTE FOR or [ ] WITHHOLD FROM VOTING with respect to the election of the nominees of management as directors;

2.	[ ] VOTE FOR or [ ] WITHHOLD FROM VOTING with respect to the appointment of KPMG, LLP, Chartered Accountants as auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

3.	[ ] VOTE FOR or [ ] WITHHOLD FROM VOTING with respect to the extension of the Shareholder Rights Plan, as described in the Management Information Circular;

4.	[ ] VOTE FOR or [ ] WITHHOLD FROM VOTING with respect to the Arrangement Resolutions attached as Schedule “A” to the Management Information Circular

5.	IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the meeting or any adjournment thereof.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _____________day of _____________, 2012.

Signature of Shareholder

Name of Shareholder (print)

Notes:

1.

Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by management of the Corporation.

2.

You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the envelope provided.

3.

The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. In the absence of direction, this proxy will be voted for each of the matters referred to herein.

4.

A completed proxy must be delivered to CIBC Mellon Trust Company by mail at c/o Cover-all, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on February 8, 2012, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.